UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 22, 2020 titled “Arcos Dorados Reports Second Quarter 2020 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 12, 2020

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER 2020 FINANCIAL RESULTS

•	Strong sequential monthly systemwide comparable sales and Adjusted EBITDA recovery throughout the quarter

•	Latin America’s largest Free-standing restaurant base and most extensive Delivery network supported the sales recovery during the quarter

•	Digital platform generated 40% of sales in the quarter, including strong growth in orders through the Delivery Hub on the Company’s Mobile App

•	Strengthened customer trust with robust McProtegidos, or McSafe, Program to ensure employee, customer and food safety in all restaurants

•	Implemented proactive cost, expense and investment reduction as well as cash management initiatives that stabilized operating cash flows by the end of April

Montevideo, Uruguay, August 12, 2020 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months ended June 30, 2020.

Second Quarter 2020 Highlights – Excluding Venezuela

•	Consolidated revenues were 59.5% lower in US dollars versus the second quarter of 2019. On a constant currency basis[1], consolidated revenues declined 49.9%.

•	Systemwide comparable sales[1] declined 51.0% versus the prior-year quarter, which included strong sequential monthly improvement after the 63.8% decline in April.

•	Consolidated Adjusted EBITDA[1] margin contracted to negative (14.3)% compared to 7.8% in the prior-year quarter due to the abrupt and significant sales decline, particularly in April.

•	Basic net loss was $(0.43) per share, compared to basic net income of $0.05 per share in the prior year quarter.

•	Net Debt to Adjusted EBITDA ratio was 3.4x at the end of the second quarter, versus 1.6x at the end of 2019.

•	Approximately 91% of the Company’s systemwide restaurants were operating as of the date of this release, with approximately 40% operating all sales segments.

[1] For definitions please refer to page 14 of this document.

“The resilience of the Arcos Dorados System was on full display during the second quarter of 2020. Working closely with our partners, we quickly adapted to the abrupt interruption to our business across the region. We gradually re-opened Latin America and the Caribbean’s largest quick service restaurant (“QSR”) portfolio, including the highest number of Free-standing locations, and leveraged the Three D’s of Drive-thru, Delivery and Digital to generate a significant recovery in sales and profitability trends.

Both the Drive-thru and Delivery segments experienced impressive growth and, together generated 80% of second quarter sales. Our Digital Platform, which includes our Delivery segment, industry-leading Mobile App, self-ordering kiosks in our 710 Experience of the Future restaurants, growing CRM capabilities and increasingly sophisticated digital marketing tools, generated 40% of second quarter sales.

The rapid improvement in topline translated into a strong rebound in profitability as well. Our proactive cost and expense reduction initiatives combined with important improvements in operational efficiency generated nearly breakeven EBITDA at the divisional level in June. In fact, eight of our markets generated positive EBITDA in the last month of the quarter, including Brazil and several of our ‘hard currency’ markets, especially in NOLAD and the Caribbean. The recovery continued in July, with consolidated EBITDA already in positive territory.

Our supply chain operated without interruptions thanks to the hard work of our team and our supportive supplier network, which has kept cost increases well under control. We have also successfully converted a significant portion of our fixed costs into variable costs. These measures, combined with other cash management actions, allowed us to stabilize our cash flows by the end of April, thus limiting the amount of short-term borrowing we will need to navigate the crisis.

Consumers across Latin America and the Caribbean remain concerned with the health risks associated with the COVID-19 virus, and we addressed their worries with our McProtegidos, or McSafe, Program. Every one of our more than 2,200 restaurants in the region features signage designed to communicate safety, employees outfitted with appropriate personal protective equipment as well as acrylic barriers and other social distancing mechanisms to ensure all who enter feel safe. Not surprisingly, weekly consumer surveys in all our main markets show McDonald’s is by far the most trusted brand in the QSR industry.

We are confident that we have the best brand, restaurant portfolio, employees and System to emerge in an even stronger competitive position than we entered the crisis. Our focus will remain on investing in our existing restaurants and expanding our digital capabilities to accelerate the future growth of our business,” said Marcelo Rabach, Chief Executive Officer of Arcos Dorados.

Second Quarter 2020 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q19 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	2Q20 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,229				2,291

Sales by Company-operated Restaurants	688.4	(64.4)	(342.2)	(2.1)	279.7	-59.4%
Revenues from franchised restaurants	35.3	(4.3)	(17.9)	(0.3)	12.8	-63.7%
Total Revenues	723.7	(68.7)	(360.1)	(2.4)	292.5	-59.6%

Adjusted EBITDA	55.8	13.9	(112.1)	(0.4)	(42.9)	-176.9%
Adjusted EBITDA Margin	7.7%				-14.7%
Net income (loss) attributable to AD	10.4	36.3	(134.7)	(1.5)	(89.5)	-959.1%
No. of shares outstanding (thousands)	203,841				204,317
EPS (US$/Share)	0.05				(0.44)

(2Q20 = 2Q19 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which could lead the Company to record significant non-cash accounting charges to operations in this market. As such, even though particularly in the second quarter there are no material impacts, the discussion of the Company’s operating performance is focused on consolidated results that exclude Venezuela.

Main variations in Other Operating Income / (Expenses), net

Included in Adjusted EBITDA: The negative variation in other operating income / (expense) is mainly explained by the recognition of food donations related to COVID-19.

Excluded from Adjusted EBITDA: The negative variation is mainly explained by impairment charges of $3.8 million in this year’s second quarter.

Second quarter net loss attributable to the Company totaled $(89.5) million, compared to net income of $10.4 million in the same period of 2019. Arcos Dorados’ reported loss per share of $(0.44) in the second quarter of 2020 compared to earnings of $0.05 in the corresponding 2019 period. Total weighted average shares for the second quarter of 2020 amounted to 204,317,323 compared to 203,840,735 in the prior year’s quarter.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q20 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	2,109			2,173

Sales by Company-operated Restaurants	686.0	(64.4)	(342.2)	279.4	-59.3%	-49.9%
Revenues from franchised restaurants	35.0	(4.3)	(17.9)	12.8	-63.5%	-51.1%
Total Revenues	721.0	(68.7)	(360.1)	292.2	-59.5%	-49.9%
Systemwide Comparable Sales						-51.0%
Adjusted EBITDA	56.6	13.8	(112.1)	(41.7)	-173.6%	-198.1%
Adjusted EBITDA Margin	7.8%			-14.3%
Net income (loss) attributable to AD	11.0	36.3	(134.7)	(87.4)	-896.1%	-1227.5%
No. of shares outstanding (thousands)	203,841			204,317
EPS (US$/Share)	0.05			(0.43)

Excluding Arcos Dorados’ Venezuelan operation, total revenues in US dollars decreased 59.5% year-over-year, due to the strong decline in constant currency of 49.9%, from the impact of the COVID-19 pandemic, as well as the significant average depreciation of key local currencies, including the Brazilian real, the Argentine peso and the Mexican peso.

The percentage of restaurants operating at least one sales segment increased sequentially from 55% at the beginning of the second quarter to 71%, 78% and 88% at the end of April, May and June, respectively. The steady re-opening of restaurants across all divisions, combined with the strong growth in the Company’s drive-thru and delivery segments, drove the sequential improvement of systemwide comparable sales over the course of the quarter, which declined by 63.8%, 49.1% and 40.7% in April, May and June, respectively. Systemwide comparable sales for the quarter were down 51.0%.

By the end of June, sales at many of the Company’s Free-standing restaurants had recovered to more than 90% of the prior year’s levels, including in Brazil. In other markets, particularly in the Caribbean, many Free-standing restaurants began generating positive sales growth versus the prior year, despite being unable to re-open their dining rooms for most, or all, of the second quarter. Mall and Food Court restaurants also began to reopen toward the end of the quarter, but sales and guest traffic remained significantly impacted by limited operating hours and closed seating areas in most malls.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 2Q20 Adjusted EBITDA

Second quarter consolidated Adjusted EBITDA, excluding Venezuela, declined to a negative $(41.7) million. The positive currency translation figure in the quarter reflects the impact of the depreciation of various currencies in the region on those countries’ negative Adjusted EBITDA results. Sales declines in all the Company’s markets, as a consequence of the COVID-19 pandemic, drove a consolidated Adjusted EBITDA margin contraction of 22.1 percentage points to negative (14.3)%.

Consolidated G&A expenses decreased 29.9% year-over-year in US dollars, or 11.5% in constant currency terms, but were up 5.3 percentage points as a percentage of revenues, due to the significant decline in sales from the COVID-19 pandemic.

The Company continued taking proactive cost saving and cash management initiatives throughout the second quarter, which stabilized operating cash flow by the end of April.

Non-operating Results

Arcos Dorados’ non-operating results for the second quarter, excluding Venezuela, contain a $4.1 million non-cash foreign currency exchange loss, compared to a non-cash gain of $4.3 million in the same period of 2019. This result mainly reflects the impact of the depreciation of the Brazilian real from the previous quarter-end, compared to an appreciation in the same period of last year, on intercompany balances. The Company also recorded a non-cash gain of $8.7 million, related to transactions with certain securities. Net interest expense was $1.6 million higher year-over-year. Excluding Venezuela, the Company estimated income tax expenses of $2.4 million in the second quarter, compared to $5.8 million in the prior-year period.

Second quarter net loss attributable to the Company, excluding Venezuela, totaled $(87.4) million, compared to net income of $11.0 million in the prior year period. Net loss per share of $(0.43) in the second quarter 2020, excluding Venezuela, compared to earnings per share of $0.05 in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	975			1,024

Total Revenues	329.3	(48.9)	(148.2)	132.2	-59.8%	-45.0%
Systemwide Comparable Sales						-46.3%
Adjusted EBITDA	44.2	2.8	(54.1)	(7.1)	-116.1%	-122.3%
Adjusted EBITDA Margin	13.4%			-5.4%	-18.8%

As reported revenues decreased 59.8%, due to the impact of the COVID-19 pandemic, in addition to the 27% year-over-year average depreciation of the Brazilian real against the US dollar. Systemwide comparable sales decreased 46.3%, with a strong sequential improvement over the course of the quarter, from declines of 54.2% to 45.7% to 39.1% in April, May and June, respectively.

Almost 55% of the division’s restaurants are street-facing, which includes more than 460 Free-standing restaurants, or 2.5 times as many Free-standing units than its closest competitor. Nearly all Free-standing restaurants remained open throughout the quarter and had recovered to more than 90% of the prior year’s levels, by the end of June. Shopping malls began slowly re-opening over the course of the quarter, but performance in the Company’s mall-based restaurants continued to underperform due to limited mall operating hours and capacity restrictions, along with consumer concerns related to health and safety. The Brazil division was operating over 85% of its restaurants at the end of the quarter, and 91% as of the date of this press release.

Marketing activities for the second quarter included the launch of the McProtegidos Program, which aims to ensure a safe environment for guests and employees. Also during the quarter, the Company strengthened the Drive-thru channel by offering exclusive promotions and increasing media exposure to promote it as the safest, most convenient and contactless way to enjoy the McDonald´s experience. Delivery continued to be a key sales driver, through strong partnerships with the most important 3PO’s in the country and significant improvements in the speed of service, generating higher customer satisfaction. Digital sales continued growing through segmented offers and promotions within the McDonald’s App, reaching the highest level of penetration so far, and clearly ahead of any other brand in the industry.

As reported Adjusted EBITDA was negative $(7.1) million as the decline in sales outpaced the reduction in costs and expenses during the quarter.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	525			530

Total Revenues	107.4	(3.3)	(52.1)	51.9	-51.7%	-48.5%
Systemwide Comparable Sales						-50.7%
Adjusted EBITDA	9.0	1.2	(14.3)	(4.1)	-145.2%	-158.7%
Adjusted EBITDA Margin	8.4%			-7.8%	-16.2%

As reported revenues decreased 51.7%, due to the impact of the COVID-19 pandemic on all three of the division’s countries. Systemwide comparable sales decreased 50.7% in the quarter, however there was a strong sequential improvement over the course of the quarter, from declines of 61.6%, 46.5% and 43.9% in April, May and June, respectively.

Almost 90% of the division’s restaurants were operational at the end of the second quarter. As of the date of this press release, NOLAD was operating 91% of its restaurants.

During the quarter, marketing activities were focused on the implementation of the McProtegidos Program, which has helped position the McDonald’s brand as the leading QSR restaurant in terms of safety for guests and employees. In Mexico, Panama and Costa Rica, the Drive-thru channel became a strong sales engine with dedicated promotions and improved operations. Also in the quarter, the Company continued to enhance the value proposition in all three countries, by promoting family bundles, such as the Family Box, which is an attractive option for families, as they can mix and match combos at an attractive price.

As reported Adjusted EBITDA was negative $(4.1) million as the decline in sales outpaced the reduction in costs and expenses during the quarter.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	393			402

Total Revenues	185.2	(14.8)	(125.7)	44.7	-75.9%	-67.9%
Systemwide Comparable Sales						-68.2%
Adjusted EBITDA	14.1	6.2	(37.9)	(17.5)	-224.3%	-268.2%
Adjusted EBITDA Margin	7.6%			-39.2%	-46.8%

As reported revenues decreased 75.9%, due to the impact of the COVID-19 pandemic, in addition to the 35% year-over-year average depreciation of the Argentine peso against the US dollar. Systemwide comparable sales decreased 68.2%, with a strong sequential improvement over the course of the quarter, with declines of 85.9%, 65.8% and 54.4% in April, May and June, respectively.

At the end of the quarter, almost 85% of the division’s restaurants, out of which 60% are street-facing, were operating, with all restaurants open in Ecuador and Uruguay. Since the beginning of the crisis, SLAD has seen the region’s longest-lasting and most restrictive government measures to control the spread of the virus. However, as of the date of this press release, 87% of the restaurants in SLAD were operating some or all sales segments.

Marketing activities included the launch of the McProtegidos Program, which was well received by customers and employees, as it gives them a true sense of the commitment from Arcos Dorados to ensure a safe environment for everyone. This program was highlighted by several news outlets as an example of how restaurants should prepare for the new normal, and it was also used by government officials, in some countries, as the standard for the industry. Digital sales continued performing well with segmented offers within the McDonalds App. During the quarter, the Company launched, for the first time, the Mobile Order and Pick-up functionality in Argentina, which gives customers unprecedented convenience and safety. In the Dessert category, the Company launched a line of family size ice cream, which is an ideal option for a family dessert or snack available through the Delivery and Drive-thru channels.

Adjusted EBITDA was negative $(17.5) million for the quarter as the decline in sales outpaced the reduction in costs and expenses during the quarter.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q19 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	2Q20 (a+b+c+d)	% As Reported
Total Restaurants (Units)	336				335

Total Revenues	101.8	(1.6)	(34.1)	(2.5)	63.7	-37.5%

Adjusted EBITDA	4.3	0.7	(7.9)	(0.4)	(3.3)	-176.7%
Adjusted EBITDA Margin	4.2%				-5.2%	-9.4%

The Caribbean division’s results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which could lead the Company to record significant non-cash accounting charges to operations in this market. As such, even though particularly in the second quarter there are no material impacts, the discussion of the Caribbean division’s operating performance focuses on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q20 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	216			215

Total Revenues	99.0	(1.6)	(34.1)	63.3	-36.1%	-34.4%
Systemwide Comparable Sales						-40.4%
Adjusted EBITDA	5.1	0.7	(7.9)	(2.1)	-140.6%	-154.8%
Adjusted EBITDA Margin	5.1%			-3.3%	-8.4%

Revenues in the Caribbean division, excluding Venezuela, decreased 36.1% in US dollars mainly due to the impact of the COVID-19 pandemic and the 17% year-over-year average depreciation of the Colombian peso against the US dollar. Systemwide comparable sales decreased 40.4%, with a material sequential improvement over the course of the quarter, from declines of 69.2%, 36.0% and 17.2% in April, May and June, respectively.

All but five restaurants were operating at the end of the quarter, with 77% being street-facing. Free-standing restaurants began generating positive sales growth versus the prior year, despite being unable to re-open dining rooms for most, or all, of the second quarter. As of the date of this press release, 96% of the division’s restaurants were operating.

Marketing activities included the introduction of the “Incondicionales” value platform in Colombia and family bundles in Puerto Rico, promoting and driving traffic in the breakfast daypart. Also in the quarter, the Company continued focusing on the Drive-thru segment, with significant improvements in operations and reduced service time, enhancing the customer experience. Delivery was another key contributor to sales growth in the quarter. Like in the other three divisions, the Company launched the McProtegidos Program, which was very well received by customers and employees.

Adjusted EBITDA in the quarter was negative $(2.1) million as the decline in sales outpaced the reduction in costs and expenses during the quarter.

New Unit Development

Figure 8. Total Restaurants (eop)*
	June 2020	March 2020	December 2019	September 2019	June 2019
Brazil	1,024	1,025	1,023	984	975
NOLAD	530	531	530	525	525
SLAD	402	406	404	395	393
Caribbean	335	336	336	335	336
TOTAL	2,291	2,298	2,293	2,239	2,229

* Considers Company-operated and franchised restaurants at period-end

Figure 9. Current Footprint
	Store Type*		Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC	Company Operated	Franchised
Brazil	554	470	612	412	81	2,004
NOLAD	323	207	368	162	13	638
SLAD	237	165	350	52	127	399
Caribbean	260	75	283	52	37	349
TOTAL	1,374	917	1,613	678	258	3,390

* FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

The Company opened 84 new restaurants during the twelve-month period ended June 30, 2020. At the end of the second quarter, the Company had 710 Experience of the Future Restaurants.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $122.1 million as of June 30, 2020. The Company’s total financial debt (including derivative instruments) was $667.4 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $545.3 million, while the Net Debt/Adjusted EBITDA ratio was 3.4x at the end of the reporting period.

Figure 10. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	June 30	December 31
	2020	2019
Cash & cash equivalents (i)	122,103	121,905
Total Financial Debt (ii)	667,382	595,781
Net Financial Debt (iii)	545,279	473,876
Total Financial Debt / LTM Adjusted EBITDA ratio	4.1	2.0
Net Financial Debt / LTM Adjusted EBITDA ratio	3.4	1.6
(i) Cash & cash equivalents includes Short-term investment
(ii)Total financial debt includes long-term debt and derivative instruments (including the asset portion of derivatives amounting to $116.6 million and $57.8 million as a reduction of financial debt as of June 30, 2020 and December 31, 2019, respectively).
(iii) Total financial debt less cash and cash equivalents.

Net cash used in operating activities for the first six months totaled $78.8 million, while cash used in net investing activities totaled $52.5 million. Capital expenditures for the first six months totaled $52.6 million, compared to $93.6 million in the previous year’s period. Net cash provided by financing activities was $142.4 million, which included $154.7 million of net short-term borrowings.

First Half 2020

Excluding the Venezuelan operation and for the six months ended June 30, 2020, the Company’s revenues, in US dollars, decreased by 37.3% to $908.1 million, heavily impacted by the COVID-19 pandemic. This led to a significant de-leveraging of the Company’s costs and expenses and a negative adjusted EBITDA of $(11.7) million.

Year-to-date consolidated net loss amounted to $(137.7) million, compared with net income of $25.5 million in the first half of 2019.

Recent Developments

Royalty Payments

In connection with the COVID-19 pandemic, McDonald's had previously agreed to defer all royalty payments, whether they are related to Company-operated or sub-franchisee-operated restaurants, for March, April, May and June 2020 sales, until 2021. This deferral has been extended to include royalty payments for July 2020 sales, which will now also be paid in 2021.

Dividends

On July 6, 2020, Arcos Dorados’ shareholders and its Board of Directors approved a stock dividend for distribution on August 12, 2020, in lieu of the two remaining cash dividend payments scheduled for August and December 2020. While prioritizing the Company’s cash position during the unprecedented COVID-19 pandemic, the stock dividend allows the Board to maintain its commitment to shareholders.

Master Franchise Agreement (MFA) – Debt Covenants

The MFA requires the Company, among other obligations, to maintain a minimum fixed charge coverage ratio of at least equal to 1.50x as well as a maximum lease-adjusted, gross leverage ratio of 4.25x. As of June 30, 2020, the Company was not in compliance with the ratio requirements mentioned above. However, McDonald’s Corporation granted the Company limited waivers from June 30 through and including December 31, 2020, during which time the Company is not required to comply with the financial ratios set forth in the MFA.

Revolving Credit Facility Covenant

On July 13, 2020 the Company received a waiver for the Net Debt to EBITDA ratio requirement of the committed revolving credit facility with JP Morgan, which expires on December 11, 2020, subject to certain conditions.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@br.mcd.com

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarter-end financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,200 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 06/30/2020). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2020. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Second Quarter 2020 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 11. Second Quarter 2020 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2020	2019	2020	2019
REVENUES
Sales by Company-operated restaurants	279,707	688,397	867,244	1,383,781
Revenues from franchised restaurants	12,817	35,348	42,784	70,962
Total Revenues	292,524	723,745	910,028	1,454,743
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(101,645)	(248,583)	(313,501)	(495,618)
Payroll and employee benefits	(71,785)	(142,759)	(205,984)	(284,815)
Occupancy and other operating expenses	(125,617)	(197,242)	(313,722)	(397,146)
Royalty fees	(16,545)	(38,433)	(50,669)	(77,763)
Franchised restaurants - occupancy expenses	(10,171)	(17,834)	(19,952)	(35,708)
General and administrative expenses	(37,249)	(53,500)	(86,047)	(105,859)
Other operating (expenses) income, net	(6,789)	351	(4,566)	(768)
Total operating costs and expenses	(369,801)	(698,000)	(994,441)	(1,397,677)
Operating income	(77,277)	25,745	(84,413)	57,066
Net interest expense	(14,832)	(13,230)	(29,228)	(25,676)
Gain (loss) from derivative instruments	29	(1,199)	(462)	(430)
Gain from securities	8,705	-	12,952	-
Foreign currency exchange results	(3,806)	4,110	(36,440)	5,648
Other non-operating expenses, net	26	(12)	(20)	(97)
Income before income taxes	(87,155)	15,414	(137,611)	36,511
Income tax expense	(2,426)	(4,980)	(4,295)	(13,857)
Net income	(89,581)	10,434	(141,906)	22,654
Net income attributable to non-controlling interests	38	(11)	30	(69)
Net income attributable to Arcos Dorados Holdings Inc.	(89,543)	10,423	(141,876)	22,585
Earnings per share information ($ per share):
Basic net income per common share	-0.44	0.05	-0.69	0.11
Weighted-average number of common shares outstanding-Basic	204,317,323	203,840,735	204,317,323	203,937,437
Adjusted EBITDA Reconciliation
Operating income	(77,277)	25,745	(84,413)	57,066
Depreciation and amortization	30,277	30,321	65,623	59,268
Operating charges excluded from EBITDA computation	4,096	(250)	4,406	99
Adjusted EBITDA	(42,904)	55,816	(14,384)	116,433
Adjusted EBITDA Margin as % of total revenues	-14.7%	7.7%	-1.6%	8.0%

Second Quarter 2020 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 12. Second Quarter 2020 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2020	2019	2020	2019
REVENUES
Sales by Company-operated restaurants	279,419	686,021	865,533	1,378,703
Revenues from franchised restaurants	12,779	35,004	42,573	70,264
Total Revenues	292,199	721,025	908,106	1,448,967
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(101,783)	(248,102)	(313,255)	(495,366)
Payroll and employee benefits	(71,606)	(142,470)	(205,340)	(284,247)
Occupancy and other operating expenses	(125,080)	(196,037)	(312,157)	(394,691)
Royalty fees	(16,545)	(38,433)	(50,669)	(77,763)
Franchised restaurants - occupancy expenses	(10,101)	(17,712)	(19,729)	(35,460)
General and administrative expenses	(36,720)	(52,348)	(84,524)	(103,612)
Other operating (expenses) income, net	(5,243)	945	(2,606)	2,023
Total operating costs and expenses	(367,079)	(694,157)	(988,280)	(1,389,116)
Operating income	(74,880)	26,868	(80,174)	59,851
Net interest expense	(14,832)	(13,230)	(29,230)	(25,676)
Gain (loss) from derivative instruments	29	(1,199)	(462)	(430)
Gain from securities	8,705	-	12,952	-
Foreign currency exchange results	(4,080)	4,336	(36,551)	5,783
Other non-operating expenses, net	26	(12)	(20)	(97)
Income before income taxes	(85,032)	16,763	(133,485)	39,431
Income tax expense	(2,412)	(5,775)	(4,279)	(13,847)
Net income	(87,445)	10,988	(137,765)	25,584
Net income attributable to non-controlling interests	38	(11)	30	(69)
Net income attributable to Arcos Dorados Holdings Inc.	(87,407)	10,977	(137,735)	25,515
Earnings per share information ($ per share):
Basic net income per common share	$ (0.43)	$ 0.05	$ (0.67)	$ 0.13
Weighted-average number of common shares outstanding-Basic	204,317,323	203,840,735	204,317,323	203,937,437
Adjusted EBITDA Reconciliation
Operating income	(74,880)	26,868	(80,174)	59,851
Depreciation and amortization	29,958	29,982	64,932	58,405
Operating charges excluded from EBITDA computation	3,246	(250)	3,573	99
Adjusted EBITDA	(41,676)	56,600	(11,669)	118,355
Adjusted EBITDA Margin as % of total revenues	-14.3%	7.8%	-1.3%	8.2%

Second Quarter 2020 Results by Division

(In thousands of U.S. dollars)

Figure 13. Second Quarter 2020 Consolidated Results by Division (In thousands of U.S. dollars)
	2Q				YTD
	Three-Months ended		% Incr.	Constant	Six-Months ended		% Incr.	Constant
	June 30,		/	Currency	June 30,		/	Currency
	2020	2019	(Decr)	Incr/(Decr)%	2020	2019	(Decr)	Incr/(Decr)%
Revenues
Brazil	132,234	329,298	-59.8%	-45.0%	416,616	670,063	-37.8%	-23.5%
Caribbean	63,655	101,766	-37.5%	n/a	152,850	199,459	-23.4%	n/a
Caribbean - Excl. Venezuela	63,329	99,047	-36.1%	-34.4%	150,928	193,684	-22.1%	-19.7%
NOLAD	51,927	107,445	-51.7%	-48.5%	147,978	206,801	-28.4%	-27.2%
SLAD	44,709	185,235	-75.9%	-67.9%	192,584	378,420	-49.1%	-30.6%
TOTAL	292,524	723,744	-59.6%	n/a	910,028	1,454,743	-37.4%	n/a
TOTAL - Excl. Venezuela	292,199	721,025	-59.5%	-49.9%	908,107	1,448,968	-37.3%	-25.4%

Operating Income (loss)
Brazil	(21,135)	28,486	-174.2%	-202.2%	(10,047)	60,581	-116.6%	-130.2%
Caribbean	(10,121)	(256)	3838.2%	n/a	(10,205)	(1,337)	663.8%	n/a
Caribbean - Excl. Venezuela	(7,725)	868	-989.9%	-1115.3%	(5,966)	1,448	-512.0%	-618.8%
NOLAD	(9,531)	3,756	-353.8%	-398.1%	(10,509)	5,096	-306.2%	-345.3%
SLAD	(24,642)	9,186	-368.2%	-453.6%	(28,309)	20,899	-235.4%	-279.7%
Corporate and Other	(11,849)	(15,428)	23.2%	1.6%	(25,343)	(28,173)	0.0%	0.0%
TOTAL	(77,278)	25,744	-400.2%	n/a	(84,413)	57,066	-247.9%	n/a
TOTAL - Excl. Venezuela	(74,882)	26,868	-378.7%	-460.2%	(80,174)	59,851	-234.0%	-281.8%

Adjusted EBITDA
Brazil	(7,099)	44,198	-116.1%	-122.3%	22,072	91,102	-75.8%	-75.6%
Caribbean	(3,288)	4,289	-176.7%	n/a	1,800	8,139	-77.9%	n/a
Caribbean - Excl. Venezuela	(2,061)	5,075	-140.6%	-154.8%	4,511	10,062	-55.2%	-65.2%
NOLAD	(4,069)	9,003	-145.2%	-158.7%	1,023	15,751	-93.5%	-103.3%
SLAD	(17,544)	14,111	-224.3%	-268.2%	(16,125)	30,264	-153.3%	-175.5%
Corporate and Other	(10,907)	(15,785)	30.9%	12.3%	(23,154)	(28,823)	0.0%	0.0%
TOTAL	(42,907)	55,816	-176.9%	n/a	(14,384)	116,433	-112.4%	n/a
TOTAL - Excl. Venezuela	(41,680)	56,602	-173.6%	-198.1%	(11,673)	118,356	-109.9%	-123.3%

Figure 14. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
2Q20	5.38	23.33	67.64
2Q19	3.92	19.11	43.93
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 15. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	June 30	December 31
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	122,103	121,880
Short-term investment	-	25
Accounts and notes receivable, net	63,135	99,862
Other current assets (1)	134,275	183,601
Total current assets	319,513	405,368
Non-current assets
Property and equipment, net	787,524	960,986
Net intangible assets and goodwill	34,639	43,044
Deferred income taxes	52,823	68,368
Derivative instruments	116,129	57,828
Leases right of use assets, net	759,972	922,165
Other non-current assets (2)	75,780	99,926
Total non-current assets	1,826,867	2,152,317
Total assets	2,146,380	2,557,685
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	173,391	259,577
Taxes payable (3)	74,850	123,805
Accrued payroll and other liabilities	84,954	86,379
Other current liabilities (4)	39,088	27,068
Provision for contingencies	1,920	2,035
Financial debt (5)	163,556	26,436
Operating lease liabilities	54,388	70,147
Total current liabilities	592,147	595,447
Non-current liabilities
Accrued payroll and other liabilities	18,668	23,497
Provision for contingencies	21,178	24,123
Financial debt (6)	620,480	627,173
Deferred income taxes	6,038	4,297
Operating lease liabilities	721,142	861,582
Total non-current liabilities	1,387,506	1,540,672
Total liabilities	1,979,653	2,136,119
Equity
Class A shares of common stock	386,558	383,204
Class B shares of common stock	132,915	132,915
Additional paid-in capital	11,157	13,375
Retained earnings	306,539	471,149
Accumulated other comprehensive losses	-610,794	(519,505)
Common stock in treasury	-60,000	(60,000)
Total Arcos Dorados Holdings Inc shareholders’ equity	166,375	421,138
Non-controlling interest in subsidiaries	352	428
Total equity	166,727	421,566
Total liabilities and equity	2,146,380	2,557,685

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".